Exhibit 21.1

SUBSIDIARIES OF PEGASYSTEMS INC*.

Name of Subsidiary	State or Jurisdiction of Entity
Antenna Software, LLC	Delaware

Pegasystems BV	Netherlands

Pegasystems France	France

Pegasystems GmbH	Germany

Pegasystems Limited	United Kingdom

Pegasystems PTY Limited	Australia

Pegasystems Software Limited sp. z.o.o.	Poland

Pegasystems Worldwide India Private Limited	India

*	Omitted subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.